FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORIZED COMPANY

CNPJ/ME nº 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTE OF THE FISCAL COUNSIL’ MEETING

HELD ON JANUARY 9th, 2023

1.               DATE, TIME, AND PLACE: January 9th, 2023, at 4:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City of São Paulo, State of São Paulo.

2.               CONDUCTION OF THE MEETING: Chairman: Mr. Christophe Hidalgo; Secretary: Mrs. Aline Pacheco Pelucio.

3.               CALL TO ORDER AND ATTENDANCE: The call was waived pursuant to article 6th, paragraph 4th, of the Internal Regulation of the Fiscal Council. All members of the Fiscal Council were in attendance, namely, Messrs. Líbano Barroso, Erick Aversari Martins and Doris Beatriz França Wilhelm.

4.               AGENDA: Analysis and deliberation of the management proposal that shall be submitted to the deliberation of the shareholders at the Extraordinary Shareholders’ Meeting to: (i) increase the share capital in R$2,605,397,776.43 (two billion, six hundred and five million, three hundred and ninety-seven thousand, seven hundred and seventy-six reais and forty-three cents), by the capitalization of reserves, without the issuance of new shares; and (ii) reduce the share capital in R$7,133,404,372.71 (seven billion, one hundred and thirty-three million, four hundred and four thousand, three hundred and seventy-two reais and seventy-one cents), maintaining the number of shares, by handing over the shares, owned by the Company, issued by Almacenes Éxito S.A. (“Management Proposal”).

5.               RESOLUTIONS: Starting the works, the Meeting of the Fiscal Council was declared opened. Pursuant to article 163, item III, of Law 6.404/1976 (“Brazilian Corporate Law”) and considering that the Company intends to modify its share capital, the members of the Fiscal Council convened to analyze the Management Proposal and issued the attached opinion.

6.               APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned, and these minutes were drawn up. Then the meeting was resumed, and these minutes were read, approved and signed by all attending persons. São Paulo, January 9, 2023. Chairman: Christophe Hidalgo; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Fiscal Counsil in attendance: Messrs. Líbano Barroso, Erick Aversari Martins and Doris Beatriz França Wilhelm.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Brazilian Corporate Law.

Aline Pacheco Pelucio

Secretary

Attachment to the minute of the Fiscal Council’s meeting of Companhia Brasileira de Distribuição held on January 9th, 2023

FISCAL COUNSIL’S OPINION

The members of the Fiscal Council of Companhia Brasileira de Distribuição (“Company”), undersigned, exercising its obligations and according to article 163, item III of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”), based on the exam of the management proposal of this date, decided, unanimously, in favor to submit to the deliberation of the shareholders at the Extraordinary Shareholder’s Meeting of the Company the proposals: (i) to increase the share capital of the Company in R$2,605,397,776.43 (two billion, six hundred and five million, three hundred and ninety-seven thousand, seven hundred and seventy-six reais and forty-three cents), by the capitalization of reserves, without the issuance of new shares; and (ii) according to article 173 of the Brazilian Corporate Law, to reduce the share capital of the Company in R$7,133,404,372.71 (seven billion, one hundred and thirty-three million, four hundred and four thousand, three hundred and seventy-two reais and seventy-one cents), maintaining the number of shares, by handing over 1,080,556,276 (one billion, eighty million, five hundred and fifty-six thousand and two hundred and seventy-six) ordinary shares issued by Almacenes Éxito S.A. owned by the Company, to its to its stockholders, in proportion to the number of respective equity interests held in the Company’s capital stock.

São Paulo, January 9th, 2023.

______________________________________	______________________________________
Erick Aversari Martins	Líbano Barroso

______________________________________
Doris Beatriz França Wilhelm

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 9, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.